UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) Of The Securities Exchange Act Of 1934

(Amendment No. ___ )

WCI Communities, Inc.

(Name of Subject Company)

Common Stock, par value $0.01

(Title of Class of Securities)

92923C104

(CUSIP Number of Class of Securities)

Vivien Hastings, Esq.

WCI Communities, Inc.

24301 Walden Center Drive

Bonita Springs, Florida 34134

(239) 947-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

WITH COPIES TO:

Mario A. Ponce, Esq.

Avrohom J. Kess, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Exhibit Index

Exhibit	Description

99.1	Press Release of WCI Communities, Inc., dated March 13, 2007.

IMPORTANT NOTICE

This communication has been made public by WCI Communities, Inc. (“WCI”). WCI’s Stockholders are advised to read WCI’s Solicitation/Recommendation Statement on Schedule 14D-9 if and when it becomes available because it will contain important information. Stockholders may obtain a free copy of the Solicitation/Recommendation Statement on Schedule 14D-9 (if and when it becomes available), as well as any other documents filed by WCI in connection with the tender offer by Mr. Icahn’s affiliates, if and when it is commenced, free of charge at the SEC’s website at www.sec.gov, or from WCI at www.wcicommunities.com.